EXHIBIT 99.1

Sono Group Receives Nasdaq Notification of Non-Compliance with Listing Rule 5250(c)(1)

MUNICH, Germany, May 08, 2023 (GLOBE NEWSWIRE) -- The solar tech company Sono Group N.V. (NASDAQ: SEV) (“Sono Motors” or the “Company”) announces that it received a notice (the “Notice”) on May 3, 2023 from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) stating that because the Company has not yet filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 20-F”), the Company is no longer in compliance with Nasdaq Listing Rule 5250(c)(1) (the “Rule”). The Rule requires listed companies to timely file all required periodic financial reports with the Securities and Exchange Commission (the “SEC”).

As the Company previously disclosed in its Notification of Late Filing on Form 12b-25, filed with the SEC on May 2, 2023, the delay in filing the 2022 20-F is to allow additional time for the Company to prepare and review its financial statements for the year ended December 31, 2022 and have such financial statements audited.

The Notification has no immediate effect on the listing of the Company’s ordinary shares (the “Shares”), and the Shares will continue to trade on the Nasdaq Global Market under the symbol “SEV.” However, if the Company fails to regain compliance with the Rule within the specified time period, the Shares will be subject to delisting from Nasdaq.

Under Nasdaq rules, the Company has 60 calendar days from receipt of the Notice, or until July 3, 2023, to submit to Nasdaq a plan to regain compliance with the Rule. If Nasdaq accepts the Company’s plan, Nasdaq may grant the Company up to 180 calendar days from the prescribed 2022 20-F due date to regain compliance. If Nasdaq does not accept the Company’s plan, then the Company will have the opportunity to appeal that decision to a Nasdaq Hearings Panel.

The Company is working diligently to complete the 2022 20-F and plans to file its 2022 20-F as promptly as possible to regain compliance with the Listing Rule.

As previously disclosed in its Form 6-Ks filed with the SEC on March 22, 2023 and April 21, 2023, the Company currently does not meet the continued listing criteria contained in Nasdaq Rules 5450(a)(1) and 5605(c)(2)(A). On March 20, 2023, the Company received a letter from the Listings Qualifications Department of Nasdaq notifying the Company that the minimum closing bid price per share of its common shares was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1). On April 21, 2023, the Company notified Nasdaq that, as a consequence of the resignation of four out of five members of the Company’s supervisory board, including all independent supervisory board members, the Company is no longer in compliance with Nasdaq Listing Rule 5605(c)(2)(A), which requires a listed company to have an audit committee composed of at least three members, who each meet the criteria for independence set forth in Rule 10A-4(b)(1) under the Securities Exchange Act of 1934. The Company intends to take all necessary steps to regain compliance with the Nasdaq Listing Rule 5605(c)(2)(A) by filling the audit committee vacancies on a timely basis with new members of its supervisory board, who fulfill the requirements of the Nasdaq listing rules applicable to audit committee members.

This announcement is made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

ABOUT SONO MOTORS

Sono Group N.V. (NASDAQ: SEV) is on a pioneering mission to accelerate the revolution of mobility by making every vehicle solar. Sono Motors’ disruptive solar technology has been engineered to be seamlessly integrated into a variety of vehicle architectures — including third-party OEM cars, buses, refrigerated vehicles, and recreational vehicles — to extend range and reduce fuel costs as well as the impact of CO2 emissions, paving the way for climate-friendly mobility.

CONTACT
Media:
Christian Scheckenbach | press@sonomotors.com | www.sonomotors.com/press

Investors:
Dmitry Lisitsyn | ir@sonomotors.com | ir.sonomotors.com

FORWARD LOOKING STATEMENTS
This document includes forward-looking statements. The words "expect", "anticipate", "intend", "plan", "estimate", "aim", "forecast", "project", "target", “will” and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the Company's intentions, beliefs, or current expectations. Forward-looking statements involve inherent known and unknown risks, uncertainties, and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. These risks, uncertainties and assumptions include, but are not limited to the risks, uncertainties and assumptions set forth in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov and on the Company’s website at ir.sonomotors.com. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, such as the actions of regulators and other factors. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the Company assumes no obligation to update any such forward-looking statements.